UNITED STATES                     OMB APPROVAL
                 SECURITIES AND EXCHANGE COMMISSION   OMB Number:  3235-0145
                      WASHINGTON, D.C.  20549         Expires: October 31, 1997
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                               SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              AMENDMENT NO. 2

                         HUDSON HOTELS CORPORATION

                             (Name of Issuer)


                  Common Stock, par value $.001 per share

                      (Title of Class of Securities)

                                595143 10 8
                              (CUSIP Number)

                           James A. Locke, Esq.
                    Nixon, Hargrave, Devans & Doyle llp
                          Box 1051 Clinton Square
                        Rochester, New York 14603
                        (716)263-1000
-------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)


                         On or about July 31, 1996
--------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D (Amendment No. 2)

CUSIP No.  595143 10 8                                     Page 2 of 28 Pages

1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Richard Sands

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [X]
                                                                     (b)  / /
3   SEC USE ONLY

4   SOURCE OF FUNDS*

    PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

                7  SOLE VOTING POWER
  NUMBER OF
   SHARES          166,449    See Item 5 of this Schedule 13D (Amendment No. 2)
BENEFICIALLY
  OWNED BY      8  SHARED VOTING POWER
    EACH
 REPORTING         0
   PERSON
    WITH        9  SOLE DISPOSITIVE POWER

                   166,449    See Item 5 of this Schedule 13D (Amendment No. 2)

               10  SHARED DISPOSITIVE POWER

                   0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    166,449     See Item 5 of this Schedule 13D (Amendment No. 2)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [X]
    See Item 5 of this Schedule 13D (Amendment No. 2)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    3.5 %     See Item 5 of this Schedule 13D (Amendment No. 2)

14  TYPE OF REPORTING PERSON*

    IN

                       *SEE INSTRUCTION BEFORE FILLING OUT!

                    SCHEDULE 13D (Amendment No. 2)

CUSIP No.  595143 10 8                                 Page 3 of 28 Pages

1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Robert Sands

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [X]
                                                                     (b)  / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           46,079   See Item 5 of this Schedule 13D (Amendment No. 2)
BENEFICIALLY
  OWNED BY      8   SHARED VOTING POWER
    EACH
  REPORTING         0
   PERSON
    WITH        9   SOLE DISPOSITIVE POWER

                    46,079    See Item 5 of this Schedule 13D (Amendment No. 2)

               10   SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    46,079     See Item 5 of this Schedule 13D (Amendment No. 2)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [X]
    See Item 5 of this Schedule 13D (Amendment No. 2)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    1.0 %     See Item 5 of this Schedule 13D (Amendment No. 2)

14  TYPE OF REPORTING PERSON*

    IN

                       *SEE INSTRUCTION BEFORE FILLING OUT!

                          SCHEDULE 13D (Amendment No. 2)

CUSIP No.  595143 10 8                                 Page 4 of 28 Pages

1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    CWC Partnership-I

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [X]
                                                                     (b)  / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO     See Item 3 of this Schedule 13D (Amendment No. 2)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

                 7   SOLE VOTING POWER

  NUMBER OF          46,079   See Item 5 of this Schedule 13D (Amendment No. 2)
   SHARES
BENEFICIALLY     8   SHARED VOTING POWER
  OWNED BY
    EACH             0
  REPORTING
   PERSON        9   SOLE DISPOSITIVE POWER
    WITH
                     46,079   See Item 5 of this Schedule 13D (Amendment No. 2)

                10   SHARED DISPOSITIVE POWER

                     0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    46,079     See Item 5 of this Schedule 13D (Amendment No. 2)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [X]
    See Item 5 of this Schedule 13D (Amendment No. 2)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    1.0 %     See Item 5 of this Schedule 13D (Amendment No. 2)

14  TYPE OF REPORTING PERSON*

    PN

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                        SCHEDULE 13D (Amendment No. 2)
CUSIP No. 595143 10 8                              Page 5 of 28 Pages

ITEM 1.  SECURITY AND ISSUER.

          This Schedule 13D (Amendment No. 2) relates to the common stock, par value $.001 per share (the "Common Stock"), of Hudson Hotels Corporation, a New York corporation, with its principal offices at One Airport Way, Suite 200, Rochester, New York 14624 (the "Company").


ITEM 2.  IDENTITY AND BACKGROUND.

          This Schedule 13D (Amendment No. 2) is being filed by Richard Sands, Robert Sands and CWC Partnership-I ("CWC"). Richard Sands is the President and Chief Executive Officer of Canandaigua Wine Company, Inc.
("Canandaigua"). Robert Sands is an Executive Vice President and General Counsel of Canandaigua. Canandaigua's principal offices are located at 116 Buffalo Street, Canandaigua, New York 14424. CWC, a New York general partnership, was organized shortly before Laurie Sands's death in 1995 for the purpose of isolating and holding certain of her interests for estate-planning purposes. Its principal offices are located at 303 North
Bloomfield Road, Canandaigua, New York 14424, and its general partners are Richard Sands, Robert Sands and the Estate of Laurie Sands (the "Estate"). Prior to her death on March 9, 1995, Laurie Sands was a physician living and practicing in Rochester, New York. Her Estate is currently being administered by its Executors, Richard Sands, Robert Sands and Andrew
Stern, Laurie Sands's husband. Andrew Stern is a physician living and practicing in Rochester, New York.

          During the last five years, none of Richard Sands, Robert Sands, Laurie Sands, Andrew Stern, CWC or the Estate (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, as a result of being a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

          Each of Richard Sands, Robert Sands and Andrew Stern is a citizen of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Since filing Schedule 13D (Amendment No. 1), Richard Sands, Robert Sands and CWC have acquired additional shares of Common Stock of the Company. The sources of the funds used in making the purchases of Common Stock are as follows: Richard Sands acquired 16,369 shares of Common Stock of the Company in consideration of his entire interest in Delray Beach
Hotel Properties Limited ("Delray Beach Properties"), which interest was purchased from Richard Sands by Hudson Hotels Properties Corp. (the "Company's Subsidiary") on or about July 31, 1996. Richard Sands, Robert Sands and CWC, in the name of "L, R & R", acquired as tenants in common 32,738 shares of Common Stock of the Company in consideration of their entire interest in Delray Beach Properties, which interest was purchased from Richard Sands, Robert Sands and CWC by the Company's Subsidiary on or about July 31, 1996.

          CWC acquired Laurie Sands's entire interest in L, R & R (and hence her 35,166 shares of Common Stock of the Company) shortly before her death in 1995 as part of her estate planning. The consideration for the interest was a grant of a general partnership interest in CWC. Each of Richard and Robert Sands acquired his .5% interest in CWC in consideration for $505 and a .505% interest in L, R & R, in M, L, R & R and in L, R, R & M, L.L.C.
The Estate succeeded to Laurie Sands's interest in CWC by operation of law.

                       SCHEDULE 13D ( Amendment No. 2)
CUSIP No. 595143 10 8                               Page 6 of 28 Pages


ITEM 4. PURPOSE OF THE TRANSACTION.

          The sole reason for acquiring the Common Stock was for investment purposes. Richard Sands, Robert Sands, CWC and/or the Estate may, for investment purposes, make additional purchases of Common Stock of the Company in the future. None of Richard Sands, Robert Sands CWC and the Estate has any intention of making any material changes in the Company's business, corporate structure, management, policies or governing documents.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          In response to this Item 5, rows 7 through 11 inclusive and row 13 of the cover pages of this Schedule 13D (Amendment No. 2) are incorporated herein by reference. (The information in such rows 7 through 11 and row 13, and the information in this Item 5, is through the date of execution of this Schedule 13D (Amendment No. 2)).

          The percentages of ownership set forth in this Schedule 13D (Amendment No. 2) are based upon the Company's outstanding Common Stock as of March 3, 1997 as reported in the Company's Form 10-K as filed on March 31, 1997.

          An aggregate 138,238 shares of Common Stock of the Company are beneficially owned by Richard Sands, Robert Sands and CWC as tenants in common. Such shares are held of record in the name of L, R & R. Under the name of L, R & R, Richard Sands, Robert Sands and CWC act together for the purpose of acquiring, holding and disposing of securities of the Company. By virtue of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, and the understandings they have with respect to L, R & R, Richard Sands, Robert Sands and CWC are a group (the "Group") and, as such, the Group is deemed to have beneficial ownership of all securities of the Company beneficially owned by the members of the Group. The members of.the Group beneficially own an aggregate 258,607 shares of Common Stock of the Company or 5.4% of the outstanding Common Stock of the Company as of December 12, 1996.

          Each of Richard Sands, Robert Sands and CWC disclaims beneficial ownership of two-thirds of the number of shares of Common Stock held in the name of L, R & R (i.e., 92,159 shares of Common Stock). These 92,159 shares of Common Stock have been excluded from row 11 and have not been included in calculating the percentage in row 13 on the cover pages of this
Schedule 13D (Amendment No. 2) for Richard Sands, Robert Sands and CWC. If the 92,159 shares had been included in the calculation for the percentage in row 13, then the percentage would be 5.4% for Richard Sands and 2.9% for each of Robert Sands and CWC. Further, Richard Sands disclaims beneficial ownership of 247,433 shares of Common Stock of the Company and 247,467 shares of one-for-one Convertible Preferred Stock of the Company held by The Chase Manhattan Bank as trustee for the benefit of his wife and her children. These 494,900 shares have been excluded from row 11 and have not been included in calculating the percentage in row 13 on the cover page of this Schedule 13D (Amendment No. 2) for Richard Sands. If the Convertible Preferred Stock had been converted into Common Stock of the Company, and if the resulting 494,900 shares of Common Stock of the Company had been included in the calculations for the percentage in row 13, then the percentage in row 13 would be 13.8% for Richard Sands. Further, Richard Sands disclaims beneficial ownership of 40,140 shares of Common Stock of the Company and 47,256 shares of one-for-one Convertible Preferred Stock of the Company held by The Chase Manhattan Bank as trustee for the benefit of his wife's children. These 87,396 shares have been excluded from row 11 and have not been included in calculating the percentage in row 13 on the cover page of this Schedule 13D (Amendment No. 2) for Richard Sands. If the Convertible Preferred Stock had been converted into Common Stock of the Company, and if the resulting 87,396 shares of Common Stock of the Company had been included in the calculations for the percentage in row 13, then the percentage in row 13 would be 5.3% for Richard Sands. Further, each of Robert Sands and CWC disclaims beneficial ownership of 120,369 shares of Common

                         SCHEDULE 13D (Amendment No. 2)
CUSIP No. 595143 10 8                             Page 7 of 28 Pages

Stock of the Company beneficially owned by Richard Sands, which shares are not held in the name of L, R & R. These 120,369 shares of Common Stock have been excluded from row 11 and have not been included in calculating the percentage in row 13 on the cover pages of this Schedule 13D (Amendment No. 2) for Robert Sands and CWC. If the 120,369 shares had been included in the calculations for the percentage in row 13, then the percentage in row 13 would be 3.5% for each of Robert Sands and CWC. Each of Richard Sands, Robert Sands and CWC declares that the filing of this
Schedule 13D (Amendment No. 2) shall not be construed as an admission that such person is, for the purposes of Section 13(d) of the Act, the beneficial owner of securities for which he or it disclaims beneficial ownership.

          None of Richard Sands, Robert Sands, CWC and the Estate have engaged in any transactions involving the Common Stock of the Company within the past sixty days.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Shares of Common Stock of the Company held in the name of L, R & R are owned by Richard Sands, Robert Sands and CWC as tenants in common. L, R &
R was established solely for investment purposes. From time to time, the members of the Group discuss among themselves investment strategies, goals and objectives, which include matters relating to acquiring, holding, voting and disposing of Common Stock of the Company.

          Richard Sands and Robert Sands own, in the aggregate, approximately 1% of CWC and are its Co-Managing Partners. At the time of her death, Laurie
Sands owned approximately 99% of CWC, which interest passed upon her death to the Estate. When the estate is finally settled, it seems likely that its interest in CWC will pass to two marital trusts which will benefit
Andrew Stern and which will have Marvin Sands and Andrew Stern as their trustees.

          The information pertaining to each of the exhibits listed in Item 7 is hereby incorporated, in its entirety, into this Item 6.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          Written agreement among Richard Sands, Robert Sands and CWC stating that this Schedule 13D (Amendment No. 2) is filed on behalf of each of them. (Exhibit A)

          Transfer Agreement, dated as of July 31, 1996, by and between L, R & R, c/o Richard E. Sands, and Hudson Hotels Properties Corp. (Exhibit B)

          Assignment and Assumption Agreement, dated as of July 31, 1996, by and between L, R & R and Hudson Hotels Properties Corp. (Exhibit C)

          Transfer Agreement, dated as of July 31, 1996, by and between Richard
E. Sands and Hudson Hotels Properties Corp.  (Exhibit D)

          Assignment and Assumption Agreement, dated as of July 31, 1996, by and between Richard E. Sands and Hudson Hotels Properties Corp. (Exhibit E)

          Assignment of Interest in L, R & R, dated January 17, 1995, by Laurie Sands to CWC Partnership-I. (Exhibit F)

          Acceptance of Interest in L, R & R, a General Partnership, dated January 17, 1995, by CWC Partnership-I. (Exhibit G)

                      SCHEDULE 13D (Amendment No. 2)
CUSIP No. 595143 10 8                               Page 8 of 28 Pages

          Consent by Partners of L, R & R, dated January 17, 1995, by Laurie Sands, Richard Sands and Robert Sands. (Exhibit H)

          Assignment and Assumption Agreement, dated as of February 28, 1994, between Brad N. Sluman and Richard Sands.**

          Promissory Note of Richard Sands, dated February 28, 1994, payable to the Estate of Loren G. Ansley, c/o Jennifer Ansley, Executor.**

          Escrow Agreement, dated as of February 28, 1994, by and among Richard Sands, the Estate of Loren G. Ansley, c/o Jennifer Ansley, Executor and
Boylan, Brown, Code, Fowler & Wilson.**

          Stock Purchase Agreement, dated as of June 23, 1993, by and between Richard Sands and Jennifer L. Ansley as Executrix of the Estate of Loren G. Ansley.*

          Promissory Note of Richard Sands, dated June 23, 1993, payable to the Estate of Loren G. Ansley, c/o Jennifer Ansley, Executor.*

          Pledge and Irrevocable Proxy Security Agreement, dated as of June 23, 1993, by and between Richard Sands and the Estate of Loren G. Ansley.*

          Escrow Agreement, dated June 23, 1993, by and among Richard Sands, the Estate of Loren G. Ansley, c/o Jennifer Ansley, Executor, and Boylan,
Brown, Code, Fowler & Wilson.*

          Stock Purchase Agreement, dated May 12, 1993, by and between Brad N. Sluman and Jennifer L. Ansley as Executrix of the Estate of Loren G.
Ansley, which Agreement has been assigned to and assumed by Richard
Sands.**

          Pledge and Irrevocable Proxy Security Agreement, dated as of May 12, 1993, by and between Brad N. Sluman and the Estate of Loren G. Ansley, which Agreement has been assigned to and assumed by Richard Sands.**


* Filed with Schedule 13D.
** Filed with Schedule 13D (Amendment No. 1).

                        SCHEDULE 13D (Amendment No. 2)
CUSIP No. 595143 10 8                                 Page 9 of 28 Pages

SIGNATURE.

          After reasonable inquiry and to the best of the undersigned's knowledge and belief we certify that the information set forth in this statement is true, complete and correct.


DATED:  April 30, 1997


                                        s/ Richard Sands
                                        ______________________________________
                                        Richard Sands


                                        s/ Robert Sands
                                        ______________________________________
                                        Robert Sands



                                        CWC PARTNERSHIP-I
                                             s/ Richard Sands
                                        BY:  __________________________________
                                             Richard Sands, Co-Managing Partner

                                             s/ Robert Sands
                                        BY:  __________________________________
                                             Robert Sands, Co-Managing Partner

                             SCHEDULE 13D (Amendment No. 2)
CUSIP No. 595143 10 8                                 Page 10 of 28 Pages
                                   EXHIBIT A



                                   AGREEMENT


          The undersigned agree that the Schedule 13D (Amendment No. 2) under the Securities and Exchange Act of 1934, as amended, relating to shares of the Common Stock of Hudson Hotels Corporation to which this Agreement is an Exhibit and which is to be filed with the Securities and Exchange
Commission is filed on behalf of each of the undersigned.

          This Agreement may be executed in several counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument.



Dated:  April 30, 1997
                                        s/Richard Sands
                                        ______________________________________
                                        Richard Sands


                                        s/ Robert Sands
                                        ______________________________________
                                        Robert Sands



                                        CWC PARTNERSHIP-I

                                             s/ Richard Sands
                                        BY:  __________________________________
                                             Richard Sands, Co-Managing Partner

                                             s/ Robert Sands
                                        BY:  __________________________________
                                             Robert Sands, Co-Managing Partner

                            SCHEDULE 13D (Amendment No. 2)
CUSIP No. 595143 10 8                                  Page 11 of 28 Pages
                                   EXHIBIT B



                               TRANSFER AGREEMENT

          This Agreement is made as of the 31st day of July, 1996, by and between L, R & R, c/o Richard E. Sands, 116 Buffalo Street, Canandaigua, New York 14424 (the "Seller") and Hudson Hotels Properties Corp., a New York corporation with an office at One Airport Way, Suite 200, Rochester International Airport, Rochester, New York 14624 (the "Company").

          WHEREAS, the Seller owns the percentage interests set forth on Schedule A, attached hereto, in the Partnerships listed in Schedule A (the "Partnerships") subject to the provisions set forth in the Partnership Agreements of such Partnerships; and

          WHEREAS, the Seller wishes to sell to the Company and the Company wishes to purchase from the Seller all of the Seller's partnership interests (the interests being sold herein referred to as the "Partnership Interests") in the Partnerships set forth in Schedule A.

          NOW THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the parties agree as follows:

1. SALE OF PARTNERSHIP INTERESTS. The Seller agrees to sell and the Company agrees to purchase the Partnership Interests in the Partnerships pursuant to the terms and conditions set forth herein.

2. PURCHASE PRICE AND PAYMENT TERMS. The purchase price to be paid by the Company to the Seller for the Partnership Interests is $207,069 allocated as set forth on Schedule A. The purchase price shall be paid by delivery of shares of the $.001 par value common stock (the "Shares") of Hudson Hotels Corporation, the Company's parent (the "Parent"). The number of shares to be delivered shall be determined by dividing the price set forth above by the average closing price of the Shares for the five (5) trading days preceding the Effective Date.

3. REPRESENTATIONS AND WARRANTIES OF THE SELLER. The Seller represents and warrants to the Company that:

          a) The Seller has full power and authority to sell the Partnership Interests, subject only to the consent of other Partners in the Partnership as set forth in the Partnership Agreements of the Partnership. Execution of this Agreement shall constitute consent by Seller to the Purchase by the Company of the other Partnership interests in each Partnership.

          b) The Seller has not pledged any of the Partnership Interests as collateral.

          c) To the best of the Seller's knowledge, there is no threatened or pending litigation or administrative proceeding against the Partnership Interests.

          d) To the best of the Seller's knowledge, there are no materially adverse facts relating to its ownership of the Partnership Interests which have not been disclosed in writing to the Company on behalf of the Subsidiary.

          e) The Seller acknowledges that the Parent is a public company. The Seller confirms that it has reviewed the periodic filings of the Parent with the Securities and Exchange Commission, has had an opportunity to ask questions of officials of the Parent concerning the business of the Parent, and otherwise had full opportunity to obtain such information as the Seller deems necessary to make its decisions to sell

                                 SCHEDULE 13D (Amendment No. 2)
CUSIP No. 595143 10 8                                  Page 12 of 28 Pages


               the Partnership Interests in exchange for the Shares of the Parent upon the terms and conditions set forth in this Agreement.

          f) The representations and warranties of the Seller set forth herein shall survive the consummation of the transactions contemplated hereby.

4. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company and the Parent represent and warrant to the Seller as follows:

          a) Organization and Standing. The Company is a corporation duly organized and validly existing under the laws of the State of New York and in good standing as domestic corporations under the laws of said state.

          b) Authorization. The execution, delivery and performance of the Agreement by the Company, and the issuance and delivery of the Shares by the Parent, have been duly authorized by all requisite corporate action, and the Agreement constitutes a valid and binding obligation of the Company enforceable in accordance with its terms, subject as to enforcement of remedies to applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting the enforcement of creditors' rights.

          c) Shares. The Shares when issued to the Seller will be duly authorized, validly issued and non-assessable.

          d) No Violation. The execution, delivery and performance of this Agreement will not violate any provisions of the Certificate of Incorporation or Bylaws of the Company, or cause default under any agreement or instrument to which the Company or the Parent is a party or by which any of its property or assets is bound.

5.        UNDERTAKINGS.

          a) The Seller shall cooperate with the Company to have the Company admitted as a partner in each Partnership upon transfer of the Partnership Interests.

          b) The Parent shall undertake to register the Shares with the Securities and Exchange Commission for sale by the Seller within 180 days following the closing hereof.

6. INDEMNITY. The Company acknowledges that the Seller is or may be a guarantor of the existing mortgage debt with respect to the Partnership Interests to be transferred hereunder. The Seller acknowledges that neither the Company nor the Partnerships in question have the capability to obtain the release of the guarantees. As further consideration for the transfer hereunder, the Company and the Parent each hereby agree to fully indemnify and hold the Seller harmless from and against any loss, damage or expense that the Seller may incur as a result of any effort by the beneficiary of the guarantees to enforce or collect under any such guarantee.

7. TRANSFER DOCUMENTS. Upon closing, the Seller shall execute and deliver to the Company appropriate assignments transferring the Partnership Interests, and such further instruments of transfer as may be required in order to vest and confirm the Partnership Interests in the Company.

8. CLOSING. Closing shall be scheduled at a time and place mutually agreed upon by the parties hereto. Notwithstanding closing at a subsequent date, the transaction shall be deemed effective as of the 31st of July, 1996 (the "Effective Date").

9.        MISCELLANEOUS.

          a) This Agreement shall be governed by the laws of the State of New York.

                               SCHEDULE 13D (Amendment No. 2)
CUSIP No. 595143 10 8                              Page 13 of 28 Pages

          b) This Agreement represents the entire agreement between the parties, and may not be modified, amended or terminated except by a writing signed by the parties hereto.

          c) The Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, successors and assigns, provided, however, that none of the parties may make any assignment of the Agreement or any interest therein, by operation of law or otherwise, without the written consent of the other parties.

          IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

                                           L, R & R


                                             /s/  Richard E. Sands
                                           ------------------------------
                                           By:  Richard E. Sands, General
                                                  Partner

                                           HUDSON HOTELS PROPERTIES CORP.



                                             /s/  Bruce A. Sahs
                                           ------------------------------
                                           By:  Bruce A. Sahs, President


                                           HUDSON HOTELS CORPORATION


                                             /s/  E. Anthony Wilson
                                           -------------------------------
                                           By:  E. Anthony Wilson, President

                              SCHEDULE 13D (Amendment No. 2)
CUSIP No. 595143 10 8                                    Page 14 of 28 Pages

                                               SCHEDULE A


SUMMARY OF PARTNERSHIP

L, R & R
(c/o Richard E. Sands)

                                                         # of Shares
                      Net Value of Total %      Total    Issued
                      Investment   Ownership    Value    (at $8.00)

Brookwood Hotel
Properties             $773,334     0.00%            0           0

Delray Beach Hotel
Properties Limited    3,361,514     6.16%     $207,069      25,884

Jamestown Hotel
Properties, L.P.      2,262,295     0.00%            0           0

Muar Lake Hotel
Properties, L.P.        820,415     0.00%            0           0

950 Jefferson Road
Hotel Properties, L.P.  (56,348)    0.00%            0           0

Ridge Road Hotel
Properties, L.P.      1,635,865     0.00%            0           0
                      ---------    -------    --------      ------
                     $8,797,075     2.35%     $207,069      25,884

                            SCHEDULE 13D (Amendment No. 2)
CUSIP No. 595143 10 8                          Page 15 of 28 Pages
                                   EXHIBIT C



                           ASSIGNMENT AND ASSUMPTION

     This Agreement is deemed effective as of the 31st day of July, 1996, by and between L, R & R (the "Assignor") and Hudson Hotels Properties Corp., a New York corporation with its principal place of business at One Airport Way, Suite 200, Rochester International Airport, Rochester, New York 14624 (the "Assignee").

                                   WITNESSETH

     WHEREAS, the Assignor is currently the owner of the partnership interests in the Partnerships ("Partnership") as is indicated on the attached Schedule A; and

     WHEREAS, the Assignor now desires to transfer all of its interest in the Partnerships (the "Assigned Partnership Interests") to Assignee and Assignee desires to acquire and be substituted for the Assignor to the extent of such interest, all in accordance with the terms, covenants and conditions set forth in the Partnership Agreements, as amended, governing the applicable Partnerships as indicated on the attached Schedule B (the "Partnership Agreements").

     NOW, THEREFORE, in consideration of the foregoing, and the mutual covenants herein contained, the parties agree as follows:

1. In consideration of the sum of $207,069, the receipt and sufficiency of which is hereby acknowledged, and other good and valuable consideration, paid by delivery of shares of Hudson Hotels Corporation, the Assignor does hereby assign to Assignee all of the Assignor's interest in the Partnerships indicated on Schedule A, with all of the rights received from the Partnerships, the share of profits or other compensation to which the Assignor is or may be entitled with respect to the Assigned Partnership Interests, and the right to return from the Partnerships the contribution of the Assignor to the capital of the Partnerships as represented by the Assigned Partnership Interests.

2. Assignee may exercise all the rights and privileges which the Assignor might have exercised as a partner of the respective Partnerships with respect to the Assigned Partnership Interests, under and by virtue of the respective Partnership Agreements.

3. Assignee, as a partner of the respective Partnerships with respect to the Assigned partnership Interests, does hereby consent to be bound by all applicable terms, covenants and conditions of the respective Partnership Agreements.

     IN WITNESS WHEREOF, the parties have executed this Agreement with the intent that it be effective as of July 31, 1996 and affirm the statements made herein to be true under the penalty of perjury.

ASSIGNOR                                    ASSIGNEE
L, R & R                                    HUDSON HOTELS PROPERTIES CORP.


  /s/  Richard E. Sands                       /s/  Bruce A. Sahs
-------------------------------------       -----------------------------
By:  Richard E. Sands, General Partner      By:  Bruce A. Sahs, President

                        SCHEDULE 13D (Amendment No. 2)
CUSIP No. 595143 10 8                               Page 16 of 28 Pages

                                               SCHEDULE A


SUMMARY OF PARTNERSHIP

L, R & R
(c/o Richard E. Sands)


                                                                                     # of Shares
                                       Net Value of      Total %                        Issued
                                        Investment     Ownership     Total Value      (at $8.00)

Brookwood Hotel Properties                $773,334          0.00%               0               0

Delray Beach Hotel Properties Limited    3,361,514          6.16%        $207,069          25,884

Jamestown Hotel Properties, L.P.         2,262,295          0.00%               0               0

Muar Lake Hotel Properties, L.P.           820,415          0.00%               0               0

950 Jefferson Road Hotel Properties, L.P. (56,348)          0.00%               0               0

Ridge Road Hotel Properties, L.P.        1,635,865          0.00%               0               0
                                        ----------         ------        ---------         ------
                                        $8,797,075          2.35%        $207,069          25,884

                               SCHEDULE 13D (Amendment No. 2)
CUSIP No. 595143 10 8                              Page 17 of 28 Pages

                                   SCHEDULE B

                             Partnership Agreements

Name of Partnership

Brookwood Hotel Properties                        Partnership Agreement
                                                  dated as of May 1, 1987,
                                                  as amended by agreement
                                                  dated March 6, 1995

Delray Beach Hotel Properties Limited             Limited Partnership
                                                  Agreement dated as of
                                                  November 2, 1990

Jamestown Hotel Properties, L.P.                  Amended and Restated
                                                  Limited Partnership
                                                  Agreement dated as of
                                                  December 20, 1993

Muar Lake Associates, L.P.                        Amended and Restated
                                                  Limited Partnership
                                                  Agreement dated as of
                                                  June 24, 1993

950 Jefferson Road Associates, L.P.               Amended and Restated
                                                  Limited Partnership
                                                  Agreement dated as of
                                                  March 6, 1995

Ridge Road Hotel Properties, L.P.                 Amended and Restated
                                                  Limited Partnership
                                                  Agreement dated as of
                                                  November 30, 1993

                                 SCHEULDE 13D (Amendment No. 2)
CUSIP No. 595143 10 8                             Page 18 of 28 Pages

                                   EXHIBIT D



                               TRANSFER AGREEMENT

     This Agreement is made as of the 31st day of July, 1996, by and between Richard E. Sands, with an address at 116 Buffalo Street,
Canandaigua, New York 14424 (the "Seller") and Hudson Hotels Properties Corp., a New York corporation with an office at One Airport Way, Suite 200, Rochester International Airport, Rochester, New York 14624 (the "Company").

     WHEREAS, the Seller owns the percentage interests set forth on Schedule A, attached hereto, in the Partnerships listed in Schedule A (the "Partnership"') subject to the provisions set forth in the Partnership Agreements of such Partnerships; and

     WHEREAS, the Seller wishes to sell to the Company and the Company wishes to purchase from the Seller all of the Seller's partnership interests (the interests being sold herein referred to as the "Partnership Interests") in the Partnerships set forth in Schedule A.

     NOW THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the parties agree as follows:

1. SALE OF PARTNERSHIP INTERESTS. The Seller agrees to sell and the Company agrees to purchase the Partnership Interests in the Partnerships pursuant to the terms and conditions set forth herein.

2. PURCHASE PRICE AND PAYMENT TERMS. The purchase price to be paid by the Company to the Seller for the Partnership Interests is $103,535 allocated as set forth on Schedule A. The purchase price shall be paid by delivery of shares of the $.001 par value common stock (the "Shares") of Hudson Hotels Corporation, the Company's parent (the "Parent"). The number of shares to be delivered shall be determined by dividing the price set forth above by the average closing price of the Shares for the five (5) trading days preceding the Effective Date.

3. REPRESENTATIONS AND WARRANTIES OF THE SELLER. The Seller represents and warrants to the Company that:

     a) The Seller has full power and authority to sell the Partnership Interests, subject only to the consent of other Partners in the Partnership as set forth in the Partnership Agreements of the Partnership. Execution of this Agreement shall constitute consent by Seller to the Purchase by the Company of the other Partnership interests in each Partnership.

     b) The Seller has not pledged any of the Partnership Interests as collateral.

     c) To the best of the Seller's knowledge, there is no threatened or pending litigation or administrative proceeding against the Partnership Interests.

     d) To the best of the Seller's knowledge, there are no materially adverse facts relating to its ownership of the Partnership Interests which have not been disclosed in writing, to the Company on behalf of the Subsidiary.

     e) The Seller acknowledges that the Parent is a public company. The Seller confirms that it has reviewed the periodic filings of the Parent with the Securities and Exchange Commission, has had an opportunity to ask questions of officials of the Parent concerning the business of the Parent, and otherwise had full opportunity to obtain such information as the Seller deems necessary to make its decisions to sell

                          SCHEDULE 13D (Amendment No. 2)
CUSIP No. 595143 10 8                                 Page 19 of 28 Pages

          the Partnership Interests in exchange for the Shares of the Parent upon the terms and conditions set forth in this Agreement.

     f) The representations and warranties of the Seller set forth herein shall survive the consummation of the transactions contemplated hereby.

4. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company and the Parent represent and warrant to the Seller as follows:

     a) Organization and Standing. The Company is a corporation duly organized and validly existing under the laws of the State of New York and in good standing as domestic corporations under the laws of said state.

     b) Authorization. The execution, delivery and performance of the Agreement by the Company, and the issuance and delivery of the Shares by the Parent, have been duly authorized by all requisite corporate action, and the Agreement constitutes a valid and binding obligation of the Company enforceable in accordance with its terms, subject as to enforcement of remedies to applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting the enforcement of creditors' rights.

     c) Shares. The Shares when issued to the Seller will be duly authorized, validly issued and non-assessable.

     d) No Violation. The execution, delivery and performance of this Agreement will not violate any provisions of the Certificate of Incorporation or Bylaws of the Company, or cause default under any agreement or instrument to which the Company or the Parent is a party or by which any of its property or assets is bound.

5.   UNDERTAKINGS.

     a) The Seller shall cooperate with the Company to have the Company admitted as a partner in each Partnership upon transfer of the Partnership Interests.

     b) The Parent shall undertake to register the Shares with the Securities and Exchange Commission for sale by the Seller within 180 days following the closing hereof.

6. INDEMNITY. The Company acknowledges that the Seller is or may be a guarantor of the existing mortgage debt with respect to the Partnership Interests to be transferred hereunder. The Seller acknowledges that neither the Company nor the Partnerships in question have the capability to obtain the release of the guarantees. As further consideration for the transfer hereunder, the Company and the Parent each hereby agree to fully indemnify and hold the Seller harmless from and against any loss, damage or expense that the Seller may incur as a result of any effort by the beneficiary of the guarantees to enforce or collect under any such guarantee.

7. TRANSFER DOCUMENTS. Upon closing, the Seller shall execute and deliver to the Company appropriate assignments transferring the Partnership Interests, and such further instruments of transfer as may be required in order to vest and confirm the Partnership Interests in the Company.

8. CLOSING. Closing shall be scheduled at a time and place mutually agreed upon by the parties hereto. Notwithstanding closing at a subsequent date, the transaction shall be deemed effective as of the 31st of July, 1996 (the "Effective Date").

9.   MISCELLANEOUS.

     a)   This Agreement shall be governed by the laws of the State of New
          York.

                           SCHEDULE 13D (Amendment No. 2)
CUSIP No. 595143 10 8                                 Page 20 of 28 Pages


     b) This Agreement represents the entire agreement between the parties, and may not be modified, amended or terminated except by a writing signed by the parties hereto.

     c) The Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, successors and assigns, provided, however, that none of the parties may make any assignment of the Agreement or any interest therein, by operation of law or otherwise, without the written consent of the other parties.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

                                        /s/  Richard E. Sands
                                        -----------------------------
                                        Richard E. Sands

                                        HUDSON HOTELS PROPERTIES CORP.



                                          /s/  Bruce A. Sahs
                                        ----------------------------
                                        By:  Bruce A. Sahs, President


                                        HUDSON HOTELS CORPORATION



                                          /s/  E. Anthony Wilson
                                        --------------------------------
                                        By:  E. Anthony Wilson, President

                            SCHEDULE 13D (Amendment No.2)
CUSIP No. 595143 10 8                             Page 21 of 28 Pages


                                               SCHEDULE A


SUMMARY OF PARTNERSHIP

Richard E. Sands


                                                                                              # of
                                          Net             Total                              Shares
                                          Value of        %                Total             Issued
                                          Investment      Ownership        Value           (at $8.00)

Brookwood Hotel Properties                  $773,334          0.00%             0                   0

Delray Beach Hotel Properties Limited      3,361,514          3.08%      $103,535              12,942

Jamestown Hotel Properties, L.P.           2,262,295          0.00%             0                   0

Muar Lake Hotel Properties, L.P.             820,415          0.00%             0                   0

950 Jefferson Road Hotel Properties, L.P.   (56,348)          0.00%             0                   0

Ridge Road Hotel Properties, L.P.          1,635,865          0.00%             0                   0
                                          ----------          -----      --------              ------
                                          $8,797,075          1.18%      $103,535              12,942

                                 SCHEDULE 13D (Amendment No. 2)
CUSIP No. 595143 10 8                                     Page 22 of 28 Pages

                                   EXHIBIT E



                           ASSIGNMENT AND ASSUMPTION

     This Agreement is deemed effective as of the 31st day of July, 1996, by and between Richard E. Sands (the "Assignor") and Hudson Hotels Properties Corp., a New York corporation with its principal place of business at One Airport Way, Suite 200, Rochester International Airport, Rochester, New York 14624 (the "Assignee").

                                   WITNESSETH

     WHEREAS, the Assignor is currently the owner of the partnership interests in the Partnerships ("Partnership") as is indicated on the attached Schedule A; and

     WHEREAS, the Assignor now desires to transfer all of its interest in the Partnerships (the "Assigned Partnership Interests") to Assignee and Assignee desires to acquire and be substituted for the Assignor to the extent of such interest, all in accordance with the terms, covenants and conditions set forth in the Partnership Agreements, as amended, governing the applicable Partnerships as indicated on the attached Schedule B (the "Partnership Agreements").

     NOW, THEREFORE, in consideration of the foregoing, and the mutual covenants herein contained, the parties agree as follows:

1. In consideration of the sum of $103,535, the receipt and sufficiency of which is hereby acknowledged, and other good and valuable consideration, paid by delivery of shares of Hudson Hotels Corporation, the Assignor does hereby assign to Assignee all of the Assignor's interest in the Partnerships indicated on Schedule A, with all of the rights received from the Partnerships, the share of profits or other compensation to which the Assignor is or may be entitled with respect to the Assigned Partnership Interests, and the right to return from the Partnerships the contribution of the Assignor to the capital of the Partnerships as represented by the Assigned Partnership Interests.

2. Assignee may exercise all the rights and privileges which the Assignor might have exercised as a partner of the respective Partnerships with respect to the Assigned Partnership Interests, under and by virtue of the respective Partnership Agreements.

3. Assignee, as a partner of the respective Partnerships with respect to the Assigned partnership Interests, does hereby consent to be bound by all applicable terms, covenants and conditions of the respective Partnership Agreements.

                          SCHEDULE 13D (Amendment No. 2)
CUSIP No. 595143 10 8                                  Page 23 of 29 Pages

     IN WITNESS WHEREOF, the parties have executed this Agreement with the intent that it be effective as of July 31, 1996 and affirm the statements made herein to be true under the penalty of perjury.

ASSIGNOR                                ASSIGNEE
                                        HUDSON HOTELS PROPERTIES CORP.



  /s/  Richard E. Sands                   /s/  Bruce A. Sahs
---------------------------             -----------------------------
Richard E. Sands                        By:  Bruce A. Sahs, President

                          SCHEDULE 13D (Amendment No. 2)
CUSIP No. 595143 10 8                                  Page 24 of 28 Pages

                                               SCHEDULE A


SUMMARY OF PARTNERSHIP

Richard E. Sands


                                                                                     # of Shares
                                       Net Value of      Total %                        Issued
                                        Investment     Ownership     Total Value      (at $8.00)

Brookwood Hotel Properties                $773,334          0.00%               0               0

Delray Beach Hotel Properties Limited    3,361,514          3.08%        $103,535          12,942

Jamestown Hotel Properties, L.P.         2,262,295          0.00%               0               0

Muar Lake Hotel Properties, L.P.           820,415          0.00%               0               0

950 Jefferson Road Hotel Properties, L.P. (56,348)          0.00%               0               0

Ridge Road Hotel Properties, L.P.        1,635,865          0.00%               0               0
                                        ----------          ----         --------          ------
                                        $8,797,075          1.18%        $103,535          12,942


                            SCHEDULE 13D (Amendment No 2)
CUSIP No. 595143 10 8                                 Page 25 of 28 Pages

                                   SCHEDULE B

                             Partnership Agreements

Name of Partnership

Brookwood Hotel Properties                        Partnership Agreement
                                                  dated as of May 1, 1987,
                                                  as amended by agreement
                                                  dated March 6, 1995

Delray Beach Hotel Properties Limited             Limited Partnership
                                                  Agreement dated as of
                                                  November 2, 1990

Jamestown Hotel Properties, L.P.                  Amended and Restated
                                                  Limited Partnership
                                                  Agreement dated as of
                                                  December 20, 1993

Muar Lake Associates, L.P.                        Amended and Restated
                                                  Limited Partnership
                                                  Agreement dated as of
                                                  June 24, 1993

950 Jefferson Road Associates, L.P.               Amended and Restated
                                                  Limited Partnership
                                                  Agreement dated as of
                                                  March 6, 1995

Ridge Road Hotel Properties, L.P.                 Amended and Restated
                                                  Limited Partnership
                                                  Agreement dated as of
                                                  November 30, 1993

                           SCHEDULE 13D (Amendment No.2)
CUSIP No. 595143 10 8                              Page 26 of 28 Pages

                                   EXHIBIT F

                             ASSIGNMENT OF INTEREST
                                       IN
                                    L, R & R



          I, Laurie Sands, hereby transfer, as of the date hereof, all of my interest in L, R & R as a general partner to the CWC
Partnership-I.

          IN WITNESS WHEREOF, I have executed and delivered this Assignment of Interest this 17th day of January, 1995.



                                     /s/ Laurie Sands
                                   ----------------------
                                   Laurie Sands

                          SCHEDULE 13D (Amendment No. 2)
CUSIP No. 595143 10 8                           Page 27 of 28 Pages

                                    EXHIBIT G



                              ACCEPTANCE OF INTEREST
                                        IN
                         L, R & R, a GENERAL PARTNERSHIP



     By executing and delivering this Acceptance of Interest, the undersigned hereby acknowledges as of the date hereof that it has accepted an assignment from Laurie Sands of a general partnership interest in L, R & R, a general partnership, that it is entitled to all of the rights and privileges and subject to all of the duties and liabilities of a general partner of L, R & R, as an assignee of such interest, and that it agrees to be bound by all of the terms and conditions of such general partnership applicable to all of the general partners thereof as if an original partner of L, R & R. The undersigned further acknowledges that the aforementioned assignment is consideration in part for the issuance to Laurie Sands of a general partnership interest in the CWC Partnership-I.

     IN WITNESS WHEREOF, the undersigned has executed and delivered this Acceptance of Interest this 17th day of January, 1995.



                              CWC PARTNERSHIP-I

                              By:   /s/ Richard Sands
                                  ---------------------------------
                                  Richard Sands, Co-Managing Partner


                              By:   /s/ Robert Sands
                                  ----------------------------------
                                  Robert Sands, Co-Managing Partner

                         SCHEDULE 13D (Amendment No. 2)
CUSIP No. 595143 10 8                              Page 28 of 28 Pages

                                    EXHIBIT H



                                     CONSENT
                                        BY
                               PARTNERS OF L, R & R


          The undersigned, being all of the partners of a general partnership known as L, R & R, hereby consent to the transfer by Laurie Sands of all of her interest in L, R & R as a general partner to the CWC Partnership-I ("CWCP-I") and to the substitution of CWCP-I as a general partner of L, R & R in place of Laurie Sands. The undersigned further consent to the filing of a certificate of partnership to evidence such change.

          IN WITNESS WHEREOF, the undersigned have executed and delivered this Consent this 17th day of January, 1995.



                                /s/ Laurie Sands
                                  ----------------------
                                  Laurie Sands

                                /s/ Richard Sands
                                  -----------------------
                                  Richard Sands

                                /s/ Robert Sands
                                  -----------------------
                                  Robert Sands